Exhibit 99.1

For Immediate Release

October 21, 2004

DRAXIS to Present at Rodman & Renshaw Techvest
6th Annual Healthcare Conference

Mississauga, Ontario, October 21, 2004 - DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX) announced today that it will participate in the Rodman & Renshaw Techvest 6th Annual Healthcare Conference, which is being held in New York, NY, from October 26 - 28, 2004 at the Waldorf-Astoria Hotel.  Dr. Martin Barkin, President and Chief Executive Officer, is scheduled to present on Thursday October 28 at 9:00 a.m. ET.

Investors can listen to a live webcast of the DRAXIS presentation or can access the replay for 90 days following the conference at:

•                  http://www.wallstreetwebcasting.com/webcast/rrshq4/drax

•                  or on the DRAXIS website at www.draxis.com

About DRAXIS Health Inc.

DRAXIS Health Inc. www.draxis.com is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc.  DRAXIS Health employs over 450 staff and reported revenues in 2003 in excess of US$49 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company’s products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company’s filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc. Jerry Ormiston, Investor Relations Phone: 877-441-1984